UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             THE VINCAM GROUP, INC.
                             ----------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    92719B104
                                    ---------
                                 (CUSIP Number)

                            Richard S. Borisoff, Esq.
                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 3, 1998
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This document consists of 12 pages

CUSIP NO. 92719B104

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Automatic Data Processing, Inc.
          (22-1467904)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        7,084,906 (1)
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,084,906

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45%

14        TYPE OF REPORTING PERSON

          CO

------------------

(1) No shares of common stock, par value $.001 per share, of The Vincam Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting agreement (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of The Vincam Group, Inc. Any such beneficial ownership is expressly denied by the reporting person.

INTRODUCTION

         No shares of common stock, par value $.001 per share (the "Common Stock"), of The Vincam Group, Inc., a Florida corporation (the "Issuer"), have been purchased, directly or indirectly, by the reporting person. Automatic Data Processing, Inc., a Delaware corporation ("ADP"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement (as defined below).

         On December 3, 1998, the Issuer, ADP and ADP Acquisition Corp. (Florida), a Florida corporation and wholly owned subsidiary of ADP ("Sub"), entered into an Agreement and Plan of Merger, in the form attached hereto as
Exhibit 1 (the "Merger Agreement"), which is incorporated herein by reference. Under the terms of the Merger Agreement, Sub will be merged with and into the Issuer (the "Merger"), and in connection therewith each outstanding share of Common Stock will be exchanged for .229 shares of common stock, par value $.10 per share (the "ADP Common Stock"), of ADP, provided that the average price of ADP Common Stock for the 10 trading days ending three business days prior to the shareholders meeting to be held to approve the Merger Agreement is between $68.781 and $84.065. For average prices of ADP Common Stock of between $61.138 and $68.781, the exchange ratio adjusts to keep the value constant at $15.25 per share of Common Stock. Similarly, between $84.065 and $91.708, the exchange ratio adjusts to keep the value constant at $19.25 per share of Common Stock. Above $91.708, the exchange ratio remains fixed at .2099 shares of ADP Common Stock for each share of Common Stock. Should the average price of ADP Common Stock fall below $61.138, the Issuer has the option to accept an exchange ratio of .2576 shares of ADP Common Stock for each share of Common Stock or it may request that ADP issue additional shares of ADP Common Stock to keep the value constant at $15.75. If ADP does not issue additional shares, the Issuer can terminate the agreement. The exchange ratios described above are subject to certain additional adjustments set forth in the Merger Agreement.

         Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger Agreement by the holders of shares of Common Stock of the Issuer. In connection therewith, ADP and certain shareholders of the Issuer (each a "Shareholder" and, collectively, the "Shareholders") have entered into a Voting Agreement, dated as of December 3, 1998, in the form attached hereto as Exhibit 2 (the "Voting Agreement"), which is incorporated herein by reference, whereby each Shareholder has agreed that, at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, such Shareholder will vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by such Shareholder in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement.

         Each Shareholder further agreed that, (i) such Shareholder will not, or permit any person under such Shareholder's control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the shares of Common Stock held of record or beneficially owned by such Shareholder or form any "group" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules promulgated thereunder, in each such case, which is inconsistent with the Voting Agreement, and (ii) except as set forth in the Merger Agreement, such Shareholder will not (x) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Transaction Proposals (as defined in the Merger Agreement) or agree to or endorse any Transaction Proposal or (y) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

         Each Shareholder further agreed that, except as set forth in the Voting Agreement, such Shareholder will not (i) tender any shares of Common Stock, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common Stock, or (iii) further pledge, hypothecate or otherwise dispose of any shares of Common Stock.

         The Voting Agreement terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms.

         Under the terms of the Voting Agreement, if a Shareholder acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

         ADP has agreed, prior to the closing of the transactions contemplated by the Merger Agreement, to enter into a registration rights agreement with the Shareholders and, as contemplated thereby, to (i) file promptly after the registration statement relating to the shares of ADP Common Stock to be issued in connection with the Merger is declared effective and (ii) use its reasonable commercial efforts to have declared effective by the SEC on or prior to effective time of the Merger a registration statement on Form S-3 covering the shares of ADP Common Stock to be received by the Shareholders in the Merger in exchange for their shares of Common Stock of the Issuer and use its reasonable commercial efforts to maintain the effectiveness of such registration statement until the earlier of (x) the date all such shares are disposed of and (y) one year from the date of effectiveness.

         The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.001 per share (defined above as the "Common Stock"), of The Vincam Group, Inc., a Florida corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at 10200 Sunset Drive, Miami, Florida 33173.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f). This Statement is filed by Automatic Data Processing, Inc., a Delaware corporation (defined above as "ADP"). The principal business of ADP is computing services. The address of the principal business and principal office of ADP is One ADP Boulevard, Roseland, New Jersey 07068.

         The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of ADP are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (d) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by ADP. Rather, as an inducement and a condition to its entering into the Merger Agreement, ADP and the Shareholders have entered into the Voting Agreement, pursuant to which the Shareholders have agreed to vote their respective shares of Common Stock in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated by reference herein).

ITEM 4.  PURPOSE OF TRANSACTION.

         No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by ADP. ADP could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Shareholders have entered into the Voting Agreement (as described in the Introduction of this Statement, which is incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, ADP disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

         Each of Paragraphs (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) ADP may be deemed to beneficially own 7,084,906 shares of Common Stock as a result of entering into the Voting Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 15,733,031 shares of Common Stock outstanding on December 3, 1998 (as represented to ADP by the Issuer in the Merger Agreement), represents approximately 45% of the outstanding Common Stock. To the knowledge of ADP, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, ADP disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. ADP disclaims membership in any group with respect to the Common Stock, by virtue of ADP's execution of the Voting Agreement or otherwise.

         (b) As a result of entering into the Voting Agreement, ADP may be deemed to have shared power to vote or to direct the vote of the shares of Common Stock herein reported as beneficially owned by it.

         The Shareholders share the power to vote the shares of Common Stock herein reported as beneficially owned by ADP. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Shareholders, which information is based on information disclosed by the Issuer and the Shareholders in their respective public filings with the Securities and Exchange Commission and on information provided by the Shareholders to ADP:

         Carlos A. Saladrigas ("Saladrigas") is a citizen of the United States whose principal business address is 10200 Sunset Drive, Miami, Florida 33173. Mr. Saladrigas' principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

         The Saladrigas Family Limited Partnership is a limited partnership formed under the laws of the State of Florida, and is an estate planning vehicle for Saladrigas and his family whose principal business address is 10200 Sunset Drive, Miami, Florida 33173. Saladrigas Heritage Investments, Inc., a corporation formed under the laws of the State of Florida, is the general partner of the Saladrigas Family Limited Partnership, and each of Carlos A. Saladrigas and his spouse, Olga M. Saladrigas ("Mrs. Saladrigas"), is the holder of record of 50% of the voting securities of Saladrigas Heritage Investments, Inc. The principal business address of Saladrigas Heritage Investments, Inc. is 10200 Sunset Drive, Miami, Florida 33173, and the residence of Mrs. Saladrigas is 11000 S.W. 83rd Avenue, Miami, Florida 33156. Saladrigas, Mrs. Saladrigas and Jose M. Sanchez are the directors of Saladrigas Heritage Investments, Inc. and Saladrigas is its President and Mrs. Saladrigas is its Secretary and Treasurer.

         Jose M. Sanchez is a citizen of the United States whose principal business address is 10200 Sunset Drive, Miami, Florida 33173. Mr. Sanchez is Vice Chairman of the Board and Area President -- South Florida of the Issuer.

         Michael J. Gatsas is a citizen of the United States whose principal business address is c/o Vincam/Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108- 6430. Mr. Gatsas serves as Area President for the Issuer.

         The Gatsas Family Limited Partnership is a limited partnership incorporated in the State of Delaware whose principal place of business is c/o Vincam/Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108-6430. MJG Investments, LLC, a Delaware limited liability company, is the general partner of the Gatsas Family Limited Partnership and Michael J. Gatsas is its sole member. The principal place of business of MJG Investments, LLC is c/o Vincam/Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108-6430.

         Theodore L. Gatsas is a citizen of the United States whose principal business address is c/o Vincam/Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108-6430. Mr. Gatsas serves as Area Vice President for the Issuer.

         To the knowledge of ADP, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         To the knowledge of ADP, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Neither ADP nor, to its knowledge, any of the persons identified on
Schedule 1, has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

         (d) To the knowledge of ADP, only the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as beneficially owned by ADP.

         (e) Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of December 3, 1998, among the Issuer, ADP and Sub

Exhibit 2     Voting Agreement, dated as of Decemer 3, 1998, among ADP,
              Carlos A. Saladrigas, the Saladrigas, the Saladrigas Family Limited Partnership, Jose M. Sanchez, Michael J. Gatsas, Theodore
              L. Gatsas and the Gatsas Family Limited Partnership.

                                    SIGNATURE


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1998

                                              AUTOMATIC DATA PROCESSING, INC.


                                              By: /s/ James B. Benson
                                                  ------------------------------
                                                  James B. Benson
                                                  Vice President

                                   SCHEDULE 1
                                   ----------

                      INFORMATION WITH RESPECT TO DIRECTORS
                   AND EXECUTIVE OFFICERS AND DIRECTORS OF ADP
                   -------------------------------------------

         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of ADP. Except as indicated below, the business address of each director and executive officer of ADP is One ADP Boulevard, Roseland, New Jersey 07068-1728. Each of the directors and executive officers of ADP is a citizen of the United States.


                                         BUSINESS ADDRESS AND PRESENT
NAME                                         PRINCIPAL OCCUPATION
----                          --------------------------------------------------

Directors of ADP
----------------

Gary C. Butler                President and Chief Operating Officer of ADP

Joseph A. Califano, Jr.       Chairman of the Board and President, National
                              Center on Addiction and Substance Abuse at
                              Columbia University
                              152 West 57th Street, 12th Floor
                              New York, New York 10019

Leon G. Cooperman             Chairman and Chief Executive Officer of Omega
                              Advisors, Inc., an investment partnership
                              Wall Street Plaza
                              88 Pine Street, 31st Floor
                              New York, New York 10004

George H. Heilmeier           President and Chief Executive Officer of Bellcore
                              (Bell Communication Research), a research and engineering consortium
                              445 South Street
                              Morristown, New Jersey 07960

Ann Dibble Jordan             Consultant
                              2940 Benton Place, N.W.
                              Washington, DC 20008

Harvey M. Krueger             Vice Chairman of Lehman Brothers,
                              an investment banking firm
                              American Express Tower, 17th Floor
                              New York, NY 10285

                                         BUSINESS ADDRESS AND PRESENT
NAME                                         PRINCIPAL OCCUPATION
----                          --------------------------------------------------

Frederic V. Malek             Chairman of Thayer Capital Partners,
                              a merchant banking firm
                              1455 Pennsylvania Avenue, N.W.
                              Suite 350
                              Washington, DC 20004

Henry Taub                    Honorary Chairman and Chairman of the
                              Executive Committee of the Board of ADP
                              300 Frank W. Burr Blvd., 7th Floor
                              Teaneck, NJ 07666

Laurence A. Tisch             Co-Chairman and Co-Chief Executive Officer of
                              Loews Corporation, which is engaged in the consumer products, hotel and insurance business
                              667 Madison Avenue, 7th Floor
                              New York, New York 10021

Arthur F. Weinbach            Chairman of the Board and Chief Executive
                              Officer of ADP

Josh S. Weston                Honorary Chairman of the Board of ADP


Executive Officers of ADP
-------------------------

James B. Benson               Vice President, General Counsel
                              and Secretary of ADP

Richard C. Berke              Vice President, Human Resources of ADP

Gary C. Butler                President and Chief Operating Officer of ADP

Raymond L. Colotti            Vice President and Treasurer of ADP

Richard J. Daly               Group President, Brokerage Services of ADP

G. Harry Durity               Vice President, Worldwide Development of ADP

Russel Fradin                 Group President, Employer Services of ADP

Eugene A. Hall                Senior Vice President of ADP

Richard J. Haviland           Vice President and Chief Financial Officer of
                              ADP

John P. Hogan                 Group President, Brokerage Services of ADP

S. Michael Martone            Group President, Dealer Services of ADP

                                         BUSINESS ADDRESS AND PRESENT
NAME                                         PRINCIPAL OCCUPATION
----                          --------------------------------------------------

Arthur F. Weinbach            Chairman and Chief Executive Officer of ADP

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT
  NO.             DESCRIPTION
  ---             -----------

  1 Agreement and Plan of Merger, dated as of December 3, 1998, among the Issuer, ADP and Sub.

  2 Voting Agreement, dated as of December 3, 1998, among ADP, Carlos A. Saladrigas, the Saladrigas Family Limited Partnership, Jose M. Sanchez, Michael J. Gatsas, Theodore L. Gatsas and the Gatsas Family Limited Partnership.

                                  Page 12 of 12